

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 17, 2013

<u>Via E-mail</u>
Steven Laub
President and Chief Executive Officer
Atmel Corporation
1600 Technology Drive
San Jose, California 95110

>   **Re: Atmel Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 26, 2013**
>   **File No. 0-19032**

Dear Mr. Laub:

　　We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. You state on page 7 that Samsung accounted for more than 10% of your revenue in 2012, and on page 8 that your principal customers in the mobile device market include Huawei and ZTE. We are aware of publicly-available information indicating that Samsung, Huawei, and ZTE operate in Cuba, Sudan, and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Cuba, Sudan, or Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Sudan, and/or Syria, whether through direct or indirect arrangements. Include information regarding any products, components, equipment, technology, software, information, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, directly or indirectly, with the governments of those countries or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance